August 13, 2019

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549

Re:	Janel Corporation
Amendment No. 1 to Form 8-K
Filed on July 24, 2019
File No. 333-60608

Dear Ms. Thompson:

We have carefully considered each of the comments set forth in the letter dated July 30, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of Amendment No. 1 to the Form 8-K filed by Janel Corporation (the “Company” or “Janel”) on July 24, 2019 and have responded to such comments below. The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.

Amendment No. 1 to Form 8-K filed July 24, 2019

Item 4.02

1.
We understand from your disclosures that you discovered errors related to your application of ASC 605-45 impacting your financial statements for your fiscal years ended September 30, 2016 and 2017, and the subsequent interim periods through June 30, 2018.  We further understand from your disclosures that you recently concluded these errors do not require the restatement of your financial statements. We further note that while you have not quantified the impact of correcting these errors on your financial statements for the fiscal year ended September 30, 2016, your recently filed Form 10-K for the fiscal year ended September 30, 2018 indicates that the error correction reduced your total revenue by more than 20% for each of the fiscal year ended September 30, 2017 and the nine months ended June 30, 2018. We have the following comments:

Janel Corporation, Inc.	•	303 Merrick Road, Suite 400	•	Lynbrook, NY 11563	•	(516) 256-8143	•	janelcorp.com

•	Please tell us the quantified impact of the error correction on your Global Logistic Revenue and Forwarding Expense for the year ended September 30, 2016.

Consistent with Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, the Company quantified the impact of the error correction on the revenues of its Global Logistics Services segment and the related forwarding expense for the year ended September 30, 2016 and determined that its previously reported revenues for its Global Logistics Services segment and the related forwarding expense for the year ended September 30, 2016 should have been lower by approximately $20,600,459, representing 27% of our total revenue for the period and 29% of our Global Logistics Services revenue for the period, as previously disclosed in our Annual Report on Form 10-K/A for the year ended September 30, 2016.  Accordingly, the Company revised its previously reported revenues for its Global Logistics Services segment from $70,596,132 to $49,995,673 for the year ended September 30, 2016, which appears under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Business Performance – Fiscal 2017 compared to Fiscal 2016, as disclosed on page 18 of the Company’s Annual Report on Form 10-K for the year ended September 30, 2018, filed with the Commission on July 26, 2019 (the “2018 Form 10-K”).

•
In light of the magnitude of the change in your Global Logistic Revenue, Total Revenue, and Forwarding Expense resulting from this error correction, please tell us in detail how you concluded this error correction was immaterial and should not be treated as a restatement of your previously published financial statements. Since it appears from your recently filed Form 10-K that you performed an analysis under SAB Topics 1:M and 1:N, please provide us with that analysis to assist us in understanding your view.

In accordance with Staff Accounting Bulletin (“SAB”) No. 99, SAB No. 108 and SAB Topics 1:M and 1:N, the Company evaluated the impact of the error correction. Based on an analysis of quantitative and qualitative factors, the Company determined that the impact of the error correction was not quantitatively or qualitatively material to any of the Company’s previously issued financial statements and that the error correction should not be treated as a restatement of the Company’s previously published financial statements.  In particular, the Company considered the following quantitative and qualitative factors in its analysis:

Quantitative Factors

Pursuant to SAB Topic 1:M, “the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”  The framework provided by SAB Topic 1:M further provides that “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’, as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

Consistent with the applicable accounting literature, management performed a quantitative analysis of the impact of the error correction on the Company’s consolidated statements of operations using both the “rollover” method and the “iron curtain” method as discussed in SAB Topic 1:N. The rollover method quantifies a misstatement based on the amount of the error originating in the current year income statement, thus, ignoring the effects of correcting the portion of the current year balance sheet misstatement that originated in the prior year. The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination. Management also evaluated the impact on the Company’s consolidated balance sheets and statements of cash flows. In its evaluation, the Company considered the following key metrics: net income, operating income (loss), cash flows, gross profit, earnings per share, net revenue, total assets and total stockholders’ equity.

The following tables present the impact by line item of the correction of the amounts previously reported to the revised amounts for the nine months ended June 30, 2018 and the years ended September 30, 2016 and 2017 on the key metrics discussed above:

JANEL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except share and per share data)	Nine Months June 30, 2018
	As Reported	Adjustments	As Revised
Revenue:
Global logistic services	$55,596	$(13,809)	$41,787
Manufacturing	6,531		6,531
Total Revenues	62,127	(13,809)	48,318
Total Costs and Expenses	61,954	(13,809)	48,145
Income from Operations	173	-	173
Net loss	(54)	-	(54)
Net Income Available to Common Shareholders	$950	$-	$950

Income per share from continuing operations attributable to common stockholders:
Basic	$(0.09)	$-	$(0.09)
Diluted	$(0.09)	$-	$(0.09)
Net income per share attributable to common stockholders:
Basic	$1.67	$-	$1.67
Diluted	$1.67	$-	$1.67

	Year Ended September 30, 2017
	As Reported	Adjustments	As Revised
Revenue:
Global logistic services	$69,490	$(18,840)	$50,650
Manufacturing	8,284		8,284
Total Revenues	77,774	(18,840)	58,934
Total Costs and Expenses	75,670	(18,840)	56,830
Income from Operations	2,104	-	2,104
Net Income From Continuing Operations	874	-	874
Net Income	727	-	727
Net Income Available to Common Stockholders	$210	$-	$210

Income per share from continuing operations attributable to common stockholders:
Basic	$1.55	$-	$1.55
Diluted	$1.08	$-	$1.08
Loss per share from discontinued operations attributable to common stockholders:
Basic	$(0.26)	$-	$(0.26)
Diluted	$(0.18)	$-	$(0.18)
Net income per share attributable to common stockholders:
Basic	$0.37	$-	$0.37
Diluted	$0.26	$-	$0.26

	Year Ended September 30, 2016
	As Reported	Adjustments	As Revised
Revenue:
Global logistic services	$70,596	$(20,600)	$49,996
Manufacturing	4,741		4,741
Total Revenues	75,337	(20,600)	54,737
Total Costs and Expenses	73,179	(20,600)	52,579
Income from Operations	2,158	-	2,158
Net Income From Continuing Operations	3,583	-	3,583
Net Income	3,381	-	3,381
Net Income Available to Common Stockholders	$2,986	$-	$2,986

Income per share from continuing operations attributable to common stockholders:
Basic	$6.24	$-	$6.24
Diluted	$5.72	$-	$5.72
Loss per share from discontinued operations attributable to common stockholders:
Basic	$(0.35)	$-	$(0.35)
Diluted	$(0.32)	$-	$(0.32)
Net income per share attributable to common stockholders:
Basic	$5.20	$-	$5.20
Diluted	$4.77	$-	$4.77

Although the Company recognizes and acknowledges that the “roll over” and “iron curtain” framework set forth in SAB 108 governs the consideration of the effects of prior year misstatements in quantifying misstatements in current year financial statements for the purpose of a materiality assessment, the application of these methods does not result in a correction to net income (loss) for any period and does not result in a correction in the balance sheet at the end of each reporting period.  Moreover, the Company believes that a reasonable person relying on the Company’s financial statements would not have been significantly influenced by the inclusion or the correction of the item because, as a pass-through item, the correction would have no impact on the Company’s net income (loss), operating income, cash flows, gross profit, earnings per share or net revenue.  The Company further determined that the error had no effect on total assets, total stockholders’ equity, operating results, cash flows or earnings per share in the consolidated financial statements for the fiscal years ended September 30, 2018, 2017 and 2016, as previously reported.  In addition, the Company considered that the error correction had no effect on the Company’s compliance with its debt covenants.

The only items impacted by the correction were Global Logistics Services revenue and the associated cost and expenses.  Specifically, the Company quantified the impact of the error correction on Global Logistics Services revenues and the related forwarding expense and determined that these line items for the year ended September 30, 2017 and the nine months ended June 30, 2018 should have been lower by approximately $18,840,294 and $13,808,607, respectively.  This reduction represents 27% and 25% of previously reported revenues for Global Logistics Services and 34% and 31% of the related forwarding expense for the year ended September 30, 2017 and the nine months ended June 30, 2018, respectively.

Although the error correction reduced the Company’s total revenue by more than 20% for each of the years ended September 30, 2016 and 2017, as well as the nine months ended June 30, 2018, in concluding that the error correction was quantitatively immaterial, the Company considered that such error had no impact on our net revenue, which is calculated as total revenues less the cost of purchased transportation and related services and the cost of purchased products sourced for resale.  We and others in the logistics industry view net revenue as a more accurate measurement of our performance and our effectiveness in managing our principal services than total revenue because our Global Logistics Services revenue is significantly influenced by the price of transportation services and other items such as fuel prices.  With respect to considering the performance of our Global Logistics Services segment, we believe that net revenues are a better measure than are total revenues when analyzing and discussing our effectiveness in managing our principal services.  As the error correction had no impact on our net revenue for any of the relevant periods, the Company determined that the magnitude of the impact of the error correction on total revenue would unlikely be material to investors.

Further, in assessing the impact of the error on our total revenue, we considered the guidance set forth in SAB Topic 1:M.  According to SAB Topic 1:M, the use of a specified percentage, such as five percent, as a numerical threshold may provide the basis for a preliminary assumption that a deviation of less than such percentage with respect to a particular item on a company’s financial statements is unlikely to be material.  That said, while this analysis may offer an initial step in assessing materiality, pursuant to SAB Topic 1:M, the mere quantification of the magnitude of a misstatement “cannot appropriately be used as a substitute for a full analysis of all relevant considerations.”  As such, although the error correction reduced our total revenue by more than 20% for the years ended September 30, 2016 and 2017, as well as the nine months ended June 30, 2018, the Company concluded, based on an analysis of all relevant factors, including the quantitative factors discussed herein, that the error correction should not be treated as a restatement of the Company’s previously published financial statements.

Qualitative Factors

In addition to its quantitative analysis, the Company separately considered qualitative factors that could render quantitatively immaterial items to be nonetheless material.  In particular, the Company evaluated the non-exclusive list of qualitative factors set forth in SAB 99 in its analysis and determined that, based on its review of relevant factors, the error was qualitatively immaterial.  Below is a summary of our analysis with respect to these qualitative factors.

SAB 99 Considerations:	Management Response:
1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.	The error did arise from an item capable of precise measurement, and the Company was able to quantify the error based on actual data which did not involve an estimate.
2. Whether the misstatement masks a change in earnings or other trends.
The reclassification for the line items discussed above did not mask a change in earnings or trend in earnings.  In fact, the misstatement had no impact on the Company’s net income (loss). The Company does not provide guidance on earnings and as such the adjustment did not cause the Company to miss or meet guidance.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.
As noted above, the reclassification had no impact on the Company’s net income (loss), operating income, cash flows, gross profit, earnings per share or net revenue.  The Company further notes that Janel is not followed by any analysts at the present time and is a closely-held company with management beneficially owning approximately 77% of the Company’s common stock.

SAB 99 Considerations:	Management Response:
4. Whether the misstatement changes a loss into income or vice versa.
As discussed above, the reclassification did not have any impact on net income (loss), did not change a loss into income and did not change cash flows from operations or cash flows from financing activities from a positive to negative.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability.
Although the errors identified do relate to a segment of the Company’s business (the Global Logistics Services segment) that has been identified as playing a significant role in the Company’s operations and profitability, there was no material impact to the Company’s Global Logistics Services business as a result of reclassification in the income statement line items.  As discussed above, we assess the profitability of our Global Logistics Services operations using net revenue, which is calculated as total revenues less the cost of purchased transportation and related services and the cost of purchased products sourced for resale, rather than total revenue. Therefore, we believe that the materiality of any adjustment or reclassification to the segment’s total revenue should also be assessed with reference to its impact on segment net revenue, which is our primary performance indicator. Here, the adjustment did not impact net revenue.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements.	The reclassification in the line items discussed above did not affect the Company’s compliance with regulatory requirements.
7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.	The reclassification in the line items discussed above did not have an impact on the Company’s loan covenants or other contractual requirements.
8. Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses of other forms of incentive compensation.	As discussed above, the reclassification in the line items discussed above did not have any effect on net income (loss) and as such had no effect on bonuses or other forms of incentive compensation.
9. Whether the misstatement involves concealment of an unlawful transaction.	The reclassification in the cash flows line item discussed above were unintentional and did not involve the concealment of an unlawful transaction.

Summary and Conclusion

Based on the above and in consideration of SAB Topics 1:M and 1:N, the Company determined that the error correction, individually and in aggregate, was both quantitatively and qualitatively immaterial to the current period and all previously reported annual and quarterly periods. As a result of the foregoing analysis, the Company concluded that the appropriate method to report the qualitatively and quantitatively immaterial errors in its previously issued financial statements would be to revise the Company’s statements of operations included in its 2018 Form 10-K.  Accordingly, the Company corrected its statements of operations for the year ended September 30, 2017 and the nine months ended June 30, 2018 and will revise its financial statements accordingly when such periods are included in future filings.  We note also that the effect of the error is further discussed in detail in Note 18. Correction of Error in Prior Period Financial Statements in the notes to consolidated financial statements which appear in the Company’s 2018 Form 10-K.

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Should you have any further questions and/or require additional information please contact the undersigned at (516) 256-8143 or vverde@janelcorp.com. Thank you for your attention to this matter.

Very truly yours,

/s/ Vincent A. Verde
Vincent A. Verde
Principal Financial Officer

cc:	Joseph Zarkowski, Prager Metis CPAs, LLC
Karen H. Kelley, Simpson Thacher & Bartlett LLP